

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via E-mail
John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: CommonWealth REIT**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 1-9317**

Dear Mr. Popeo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, page 72

Our Investment and Financing Liquidity and Resources, page 73

1. We note that you had 94 properties classified as held for sale that were either listed or in the process of being listed for sale at December 31, 2012. Please provide to us additional information related to the properties that were in the process of being listed for sale, including how such properties qualified to be classified as held for sale at December 31, 2012 in accordance with paragraphs 9 through 11 of ASC 360-10-45. In your response,

please tell us whether any of this subset of properties held for sale was part of the properties either sold or under agreement to sell as of February 21, 2013.

2. For each period presented, please disclose the total amount of capitalized internal costs during each fiscal year related to your leasing capital, building improvements, and your development and redevelopment projects. Further, please specifically quantify the amount of salaries and interest capitalized in each category.

3. Please tell us and disclose in future filings capital expenditures related to leasing capital, separately indicating amounts for tenant improvements and leasing costs.

4. It appears that you have spent approximately $173 million for leasing capital, building improvements, and development and redevelopment activities during 2012. Please reconcile this amount with the $131 million of cash flows for real estate improvements within your Consolidated Statements of Cash Flows.

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Financial Statements Schedules

Note 3. Real Estate Properties, page F-16

Completed Acquisitions, page F-16

5. We note that Select Income REIT acquired two properties and simultaneously leased them back to the seller in a sale/leaseback transaction, and that these acquisitions were accounted for as asset acquisitions. Please tell us how you evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business or are an asset acquisition. Please tell us the basis for your conclusion and cite the relevant accounting literature relied upon. Also, please tell us the amount of acquisition related costs that were incurred and capitalized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant